September 12, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metavante Holding Company Registration Statement on Form S-4 (File No. 333-143143)

Ladies and Gentlemen:

On the date hereof, Metavante Holding Company (“New Metavante”) has filed Amendment No. 3 to New Metavante’s Registration Statement on Form S-4, File No. 333-143143 (the “Form S-4”), and New M&I Corporation (“New M&I”) has filed Amendment No. 3 to New M&I’s Registration Statement on Form 10, File No. 001-33488 (the “Form 10”), with the Securities and Exchange Commission (the “Commission”). In addition, on the date hereof, New Metavante has filed with the Commission a request for the acceleration (the “Acceleration Request”) of the effective date of the Form S-4.

In connection with the filing of the Form S-4, the Form 10 and the Acceleration Request, New Metavante and New M&I (together, the “Companies”) advise the Staff as follows: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (414) 765-7700.

Very truly yours, METAVANTE HOLDING COMPANY

By:	/s/ Randall J. Erickson
Name:	Randall J. Erickson
Title:	Vice President and Secretary

NEW M&I CORPORATION

By:	/s/ Randall J. Erickson
Name:	Randall J. Erickson
Title:	Vice President and Secretary